UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G

                                    Under the Securities Exchange Act of 1934


                              Issuer-Sierra Pacific Resources

                            Securities Class-common stock

                                         CUSIP Number-826428104

                             Event  Requiring Filing -December 2005

                              Filed pursuant to Rule 13d-1(b)

                             CUSIP  Number 826428104

                              Reporter- Kinetics Asset Management, Inc.
                              Tax ID#13-3878346

                               Place of Organization-New York

                                Number of Shares-sole voting power-11,240,000 Sole dispositive power-11,240,000
                                Amount beneficially owned-11,240,000


                                Percent of Class represented by above-9.6%

                                 Type of Reporting Person-IA

Name of Issuer-Sierra Pacific Resources
Address of Issuer-6100 Neil Road, Reno, Nevada 89520

Name of Person Filing-Kinetics Asset Management, Inc.
Address -470 Park Avenue South, 4th Floor South, NY, NY, 10016
Citizenship-New York
 Securities Class-common stock

Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii)(E).
Amount beneficially owned-11,240,000
Percent of class-9.6%
sole voting power-11,240,000
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-11,240,000
shared power to dispose/direct the disposition-0

Certification pursuant to Section 240.13d-1(b):
 By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and
are not held for the purpose of or with the effect of
 changing or influencing the control of
the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of
 my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date-April 17, 2006
Signature-Andrew M. Fishman
Title-Chief Compliance Officer